SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

88 Jintang South Ave., East New District
Wenling, Zhejiang Province
People’s Republic of China 317509

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On June 16, 2020, to consolidate its contractual control over Domo Industry Inc. (“Domo”) into equity control, with the approval of the Registrant’s board, the Registrant’s wholly-owned subsidiary Total Faith Holdings Limited (“Total Faith”) signed a share purchase agreement with Lee Yu to purchase his 51% shares of Domo. The consideration is $40,000. On June 19, 2020, the share transfer was closed.

Domo is a U.S. company established in the State of New York in October 2007. Before the share transfer, Total Faith held 49% of Domo’s shares. Total Faith effectively controlled Domo and Domo was considered a Variable Interest Entity under Accounting Standards Codification 810-10-05-08A. Accordingly, the Registrant consolidated Domo’s operating results, assets and liabilities through Total Faith. After the acquisition of the 51% equity interest, the Registrant holds 100% equity interest of Domo through Total Faith.

A copy of the share purchase agreement is attached hereto as Exhibits 4.1, and is incorporated herein by reference. The foregoing summary of the terms of the agreement is subject to, and qualified in its entirety by, such document.

On June 19, 2020, the Registrant issued a press release announcing the share transfer. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits No.	Description
4.1	Share Purchase Agreement between Total Faith Holdings Limited and Lee Yu dated June 16, 2020
99.1	Press release dated June 19, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: June 19, 2020	By:	/s/ Xinfu Hu
	Name:	Xinfu Hu
	Title:	Chief Executive Officer

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